Exhibit 99.1

PAYSAFE REPORTS THIRD QUARTER 2022 RESULTS; REAFFIRMS AND TIGHTENS FULL YEAR OUTLOOK; ANNOUNCES PLANNED REVERSE STOCK SPLIT

London, UK – November 10, 2022 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS), a leading specialized payments platform, today announced its financial results for the third quarter of 2022.

Third Quarter 2022 Financial Highlights

(Metrics compared to third quarter of 2021)

•
Total Payment Volume of $32.5 billion*, increased 5%
•
Revenue of $366.0 million, increased 4%; Revenue increased 10% on a constant currency basis
•
Net Income attributable to the Company of $1.0 million, compared to net loss attributable to the Company of $147.2 million
•
Adjusted net income of $29.2 million, compared to adjusted net income of $39.4 million
•
Adjusted EBITDA of $95.5 million, decreased 10%; Adjusted EBITDA decreased 5% on a constant currency basis

Bruce Lowthers, CEO of Paysafe, commented: “We are pleased with our third quarter financial results, including 10% year-over-year constant currency revenue growth, marked by continued resiliency in the US SMB market and improvement in Digital Commerce. I want to thank our employees for their hard work and dedication during this period of change and I am confident that the actions we are taking to reinvigorate growth will set us up for further improvement in 2023 and beyond.”

Strategic and Operational Highlights

•
Welcomed Alex Gersh to Paysafe as CFO, bringing more than 25 years of international financial leadership and highly relevant industry experience
•
Continued strong growth from US Acquiring – revenue increased 12% in Q3 and 12% year-to-date
•
Entered into Kansas iGaming market, extending longstanding payments partnerships with multiple leading operators
•
Continued expansion in Latin America, launching 10 Paysafe merchants into the region; expanded into Argentina with market-leading eCash payment solution
•
Won ‘Payment Solution & Innovation’ award at the SBC Awards Latinoamérica, recognizing Paysafe's ongoing payments support for iGaming operators in Latin America

* Volumes exclude embedded finance related volumes of $10.4 billion.

Reverse Stock Split

Today Paysafe also announced that it intends to hold a special meeting of shareholders on December 8, 2022 to seek approval for a 1-for-12 reverse stock split of the Company’s common shares and a corresponding decrease in the total number of authorized shares. If approved by shareholders, the reverse split is expected to be completed prior to year end.

The Board reserves its right to delay the implementation or elect not to proceed with the reverse stock split if it determines that implementing a reverse split is no longer in the best interests of the Company and its shareholders.

The reverse stock split will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except as a result of rounding for fractional amounts. Shareholders are not expected to receive fractional shares in connection with the reverse stock split. Instead, shareholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by 12 are expected to receive an additional fraction of a share to round up to the next whole share.

Additional information regarding the special meeting, including a proxy statement, will be sent to shareholders and filed with the Securities and Exchange Commission.

Changes to Segment Names and Reporting Structure

Paysafe will rename and realign its two reportable segments as follows:

•
Merchant Solutions (renamed from US Acquiring) will continue to include the Company's US Acquiring business and will also include the integrated & eCommerce (IES) business.
o
IES was previously included within Digital Commerce.
•
Digital Wallets (renamed from Digital Commerce) will continue to include the Company's digital wallets and eCash businesses.

The Company believes this new segment presentation better aligns with Paysafe's strategy and how Paysafe's management reviews its financial results to drive decisions about the business. Segment reporting under the renamed and realigned segments will begin in the fourth quarter of 2022. The recast of certain financial information for 2020, 2021 and 2022 are available within the materials accompanying this press release.

Third Quarter 2022 Summary of Consolidated Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands) (unaudited)	2022	2021	2022	2021
Revenue	$365,988	$353,585	$1,112,569	$1,115,352
Gross Profit (excluding depreciation and amortization)	$214,178	$208,733	$654,669	$663,685
Net income / (loss) attributable to the Company	$978	$(147,200)	$(1,828,944)	$(201,250)

Adjusted EBITDA	$95,470	$106,405	$302,390	$338,439
Adjusted EBITDA margin	26.1%	30.1%	27.2%	30.3%
Adjusted net income attributable to the Company	$29,152	$39,400	$103,954	$133,602

Total revenue for the third quarter of 2022 was $366.0 million, an increase of 4%, compared to $353.6 million in the prior year period, driven by strong revenue growth from US Acquiring, which increased 12%, partly offset by Digital Commerce, which declined 4%. Excluding a $23.0 million unfavorable impact from changes in foreign exchange rates, total revenue increased 10% compared to the prior year period. Digital Commerce revenue increased 8% on a constant currency basis, reflecting growth from acquisitions completed in the last twelve months and growth from new products, which more than offset an impact from the Russia-Ukraine war totaling approximately $4.1 million.

Net income attributable to the Company for the third quarter was $1.0 million, compared to a net loss of $147.2 million in the prior year period. The increase in net income largely reflects the intangible impairment expense in the prior year.

Adjusted EBITDA for the third quarter was $95.5 million, a decrease of 10%, compared to $106.4 million in the prior year period, including an unfavorable impact from foreign exchange rates, higher value added tax (“VAT”) expense resulting from historic refunds and releases in prior year period, as well as an impact from the Russia-Ukraine war. These headwinds were partly offset by an increase in Adjusted EBITDA from the US Acquiring segment as well as the contribution from the acquisitions. Excluding the $5.6 million unfavorable impact from changes in foreign exchange rates, Adjusted EBITDA decreased 5% compared to the prior year period. Adjusted EBITDA margin decreased to 26.1%, compared to 30.1% in the prior year period.

Adjusted net income for the third quarter was $29.2 million, compared to $39.4 million in the prior year period. The change in adjusted net income was largely attributable to higher interest expense as well as the decline in Adjusted EBITDA.

Third quarter net cash outflow from operating activities was $6.2 million, compared to net cash inflow of $51.6 million in the prior year period, mainly reflecting the timing of settlement of customer funds. Free cash flow was $106.5 million, compared to $70.2 million in the prior year period.

Summary of Segment Results

	Three Months Ended			Nine Months Ended
	September 30,		YoY	September 30,		YoY
($ in thousands) (unaudited)	2022	2021	change	2022	2021	change
Revenue:
US Acquiring	$185,407	$164,946	12.4%	$541,701	$482,929	12.2%
Digital Commerce	$180,581	$188,639	-4.3%	$570,868	$632,423	-9.7%
Total Revenue	$365,988	$353,585	3.5%	$1,112,569	$1,115,352	-0.2%

Adjusted EBITDA:
US Acquiring	$50,307	$40,734	23.5%	$150,585	$120,651	24.8%
Digital Commerce	$63,466	$79,975	-20.6%	$210,983	$266,553	-20.8%
Unallocated Corporate	$(18,303)	$(14,304)	28.0%	$(59,178)	$(48,765)	21.4%
Total Adjusted EBITDA	$95,470	$106,405	-10.3%	$302,390	$338,439	-10.7%

Adjusted EBITDA margin:
US Acquiring	27.1%	24.7%	240 bps	27.8%	25.0%	280 bps
Digital Commerce	35.1%	42.4%	-730 bps	37.0%	42.1%	-520 bps
Total Adjusted EBITDA margin	26.1%	30.1%	-400 bps	27.2%	30.3%	-320 bps

Revenue Disaggregation

	Three Months Ended			Nine Months Ended
	September 30,		YoY	September 30,		YoY
($ in thousands) (unaudited)	2022	2021	change	2022	2021	change
Revenue:
US Acquiring	$185,407	$164,946	12.4%	$541,701	$482,929	12.2%
eCash (1)	$93,918	$90,174	4.2%	$290,747	$306,967	-5.3%
Digital Wallets (1)	$75,173	$83,663	-10.1%	$236,178	$275,856	-14.4%
Integrated & Ecommerce Solutions (IES) (1)	$18,326	$21,956	-16.5%	$67,147	$72,105	-6.9%
Intracompany (1)	$(6,836)	$(7,154)	-4.4%	$(23,204)	$(22,505)	3.1%
Total Revenue	$365,988	$353,585	3.5%	$1,112,569	$1,115,352	-0.2%

(1) These business lines are part of the Digital Commerce segment.

Financial Guidance

For full year 2022, Paysafe expects revenue and Adjusted EBITDA to be in the ranges provided below, which reflects a tightening of the ranges previously communicated on the August 10 earnings call. Excluding the impact of movement in foreign exchange rates, Paysafe anticipates mid single-digit revenue growth for full year 2022.

($ in millions) (unaudited)	Q4 2022	Full Year 2022 - prior	Full Year 2022 - updated
Revenue	$370 - $378	$1,470 - $1,490	$1,483 - $1,491
Adjusted EBITDA	$105 - $109	$400 - $415	$407 - $411

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Thursday, November 10, 2022, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization. Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited. Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE WS,” respectively, on March 31, 2021.

Basis of Presentation

The financial information for the three and nine months ended September 30, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021.

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Commerce business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. As a result, we recorded a provision of $33.6 million related to this matter as of June 30, 2022 in our interim financial statements filed on Form 6-K October 19, 2022. This was a subsequent event that occurred after the filing of our second quarter 2022 earnings release and therefore was not reflected in the financial results included therein. The following line items have been updated to reflect this provision: Net (loss) / income attributable to the company, restructuring and other costs, and income tax (benefit).

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading specialized payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $120 billion in 2021, and approximately 3,500 employees located in 12+ global locations, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance and the completion of the reverse stock split.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; geopolitical events, including acts of war and terrorism, including the conflict in Ukraine; the economic and other impacts of such geopolitical events and the responses of governments around the world; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of the COVID-19 pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$220,191	$313,439
Customer accounts and other restricted cash, net of allowance for credit losses of $563 and $673, respectively	2,215,220	1,658,279
Accounts receivable, net of allowance for credit losses of 12,176 and $8,642, respectively	152,449	147,780
Settlement receivables, net of allowance for credit losses of $3,353 and $4,049, respectively	143,241	149,852
Prepaid expenses and other current assets	82,968	64,497
Related party receivables – current	—	6,492
Contingent consideration receivable – current	—	2,842
Total current assets	2,814,069	2,343,181
Deferred tax assets	24,633	21,926
Property, plant and equipment, net	11,678	14,907
Operating lease right-of-use assets	22,570	33,118
Derivative assets	18,148	—
Intangible assets, net	1,282,101	1,202,204
Goodwill	1,944,881	3,650,037
Related party receivables - non-current	—	—
Other assets – noncurrent	2,350	1,856
Total non-current assets	3,306,361	4,924,048
Total assets	$6,120,430	$7,267,229

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$255,320	$211,841
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	2,357,433	1,400,057
Operating lease liabilities – current	6,716	8,845
Income taxes payable	—	11,041
Contingent and deferred consideration payable – current	18,180	13,673
Liability for share-based compensation – current	9,689	3,360
Total current liabilities	2,657,528	1,659,007
Non-current debt	2,505,319	2,748,178
Operating lease liabilities – non-current	18,355	28,008
Deferred tax liabilities	57,724	64,886
Warrant liabilities	8,085	35,575
Liability for share-based compensation – non-current	4,147	6,664
Contingent and deferred consideration payable – non-current	10,316	17,142
Total non-current liabilities	2,603,946	2,900,453
Total liabilities	$5,261,474	$4,559,460
Commitments and contingent liabilities
Shareholders' equity
Common shares	727	723
Additional paid in capital	3,023,365	2,949,654
Accumulated deficit	(2,205,732)	(376,788)
Accumulated other comprehensive loss	(59,485)	(3,825)
Shareholders' equity in the Company	758,875	2,569,764
Non-controlling interest	100,081	138,005
Total shareholders' equity	858,956	2,707,769
Total liabilities and shareholders' equity	$6,120,430	$7,267,229

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2022	2021	2022	2021
Revenue	$365,988	$353,585	$1,112,569	$1,115,352
Cost of services (excluding depreciation and amortization)	151,810	144,852	457,900	451,667
Selling, general and administrative	132,250	111,041	397,527	418,076
Depreciation and amortization	66,088	61,832	199,096	197,408
Impairment expense on goodwill and intangible assets	4,036	322,210	1,886,223	324,145
Restructuring and other costs	6,443	14,833	60,636	22,321
Loss / (gain) on disposal of subsidiary and other assets, net	699	—	1,359	(28)
Operating income / (loss)	4,662	(301,183)	(1,890,172)	(298,237)
Other income, net	38,230	96,490	97,863	175,573
Interest expense, net	(34,631)	(19,272)	(89,013)	(144,291)
Income / (loss) before taxes	8,261	(223,965)	(1,881,322)	(266,955)
Income tax expense / (benefit)	7,283	(76,859)	(52,749)	(66,105)
Net income / (loss)	$978	$(147,106)	$(1,828,573)	$(200,850)
Less: net income attributable to non-controlling interest	—	94	371	400
Net income / (loss) attributable to the Company	$978	$(147,200)	$(1,828,944)	$(201,250)

Net income / (loss) per share attributable to the Company – basic	$0.00	$(0.20)	$(2.52)	$(0.28)
Net income / (loss) per share attributable to the Company – diluted	$0.00	$(0.20)	$(2.52)	$(0.28)

Net income / (loss)	$978	$(147,106)	$(1,828,573)	$(200,850)
Other comprehensive income / (loss), net of tax of $0:
Loss on foreign currency translation	(33,532)	(6,602)	(55,660)	(2,144)
Total comprehensive loss	$(32,554)	$(153,708)	$(1,884,233)	$(202,994)
Less: comprehensive income attributable to non-controlling interest	—	94	371	400
Total comprehensive loss attributable to the Company	$(32,554)	$(153,802)	$(1,884,604)	$(203,394)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Numerator ($ in thousands)
Net income / (loss) attributable to the Company - basic	$978	$(147,200)	$(1,828,944)	$(201,250)
Net income / (loss) attributable to the Company - diluted	$978	$(147,200)	$(1,828,944)	$(201,250)
Denominator (in millions)
Weighted average shares – basic	727.1	723.7	725.7	723.7
Weighted average shares – diluted (1)	728.0	723.7	725.7	723.7
Net income / (loss) per share attributable to the Company
Basic	$0.00	$(0.20)	$(2.52)	$(0.28)
Diluted	$0.00	$(0.20)	$(2.52)	$(0.28)

(1)
The denominator used in the calculation of diluted net income / (loss) per share attributable to the Company for the three and nine months ended September 30, 2022 has been adjusted to include the dilutive effect of the Company's restricted stock awards.

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine Months Ended
	September 30,
($ in thousands)	2022	2021
Cash flows from operating activities
Net loss	$(1,828,573)	$(200,850)
Adjustments for non-cash items:
Depreciation and amortization	199,096	197,408
Unrealized foreign exchange gain	(49,319)	(3,167)
Deferred tax benefit	(64,165)	(94,255)
Interest expense, net	25,393	81,494
Share based compensation	45,248	92,830
Other income, net	(40,559)	(166,818)
Impairment expense on goodwill and intangible assets	1,886,223	324,145
Allowance for credit losses	24,792	13,611
Loss / (gain) on disposal of subsidiary and other assets, net	1,359	(28)
Non-cash lease expense	5,505	7,192
Movements in working capital:
Accounts receivable, net	(24,046)	(26,862)
Prepaid expenses, other current assets, and related party receivables	(21,772)	(8,969)
Settlement receivables, net	(10,581)	60,542
Accounts payable, other liabilities, and related party payables	29,194	(6,850)
Funds payable and amounts due to customers	1,210,744	(176,091)
Income tax payable	(15,320)	(732)
Net cash flows from operating activities	1,373,219	92,600
Cash flows in investing activities
Purchase of property, plant & equipment	(2,637)	(4,452)
Purchase of merchant portfolios	(38,347)	(48,533)
Purchase of other intangible assets	(67,056)	(57,083)
Acquisition of business, net of cash acquired	(424,722)	—
Net cash outflow on disposal of subsidiary	(826)	(119,177)
Net cash flows used in investing activities	(533,588)	(229,245)
Cash flows from financing activities
Cash settled equity awards	(154)	—
Proceeds from exercise of warrants	3	—
Net cash inflow from reorganization and recapitalization	—	1,167,874
Payment of equity issuance costs	—	(151,455)
Repurchase of loan notes	(31,365)	—
Proceeds from loans and borrowings	86,246	2,241,081
Repayments of loans and borrowings	(130,672)	(3,295,658)
Payment of debt issuance costs	(6,261)	(5,930)
Payments under derivative financial instruments, net	(1,305)	(48,457)
Cash outflow on foreign exchange forward contract	—	(6,504)
Proceeds under line of credit	571,600	450,000
Repayments under line of credit	(565,600)	(450,000)
Contingent consideration received	2,621	7,942
Contingent and deferred consideration paid	(16,717)	(4,497)
Net cash flows used in financing activities	(91,604)	(95,604)
Effect of foreign exchange rate changes	(284,334)	(67,535)
Net increase / (decrease) in cash and cash equivalents, including customer accounts and other restricted cash during the year	$463,693	$(299,784)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,971,718	1,763,852
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$2,435,411	$1,464,068

	Nine Months Ended
	September 30,
	2022	2021
Cash and cash equivalents	$220,191	$262,267
Customer accounts and other restricted cash, net	2,215,220	1,201,801
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$2,435,411	$1,464,068

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income and Adjusted net income per share, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted net income, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted

EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Income (loss) to Adjusted EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2022	2021	2022	2021
Net income / (loss)	$978	$(147,106)	$(1,828,573)	$(200,850)
Income tax expense / (benefit)	7,283	(76,859)	(52,749)	(66,105)
Interest expense, net	34,631	19,272	89,013	144,291
Depreciation and amortization	66,088	61,832	199,096	197,408
Share based compensation expense	13,542	8,713	45,248	92,830
Impairment expense on goodwill and intangible assets	4,036	322,210	1,886,223	324,145
Restructuring and other costs	6,443	14,833	60,636	22,321
Loss / (gain) on disposal of subsidiaries and other assets, net	699	—	1,359	(28)
Other income, net	(38,230)	(96,490)	(97,863)	(175,573)
Adjusted EBITDA	$95,470	$106,405	$302,390	$338,439
Adjusted EBITDA Margin	26.1%	30.1%	27.2%	30.3%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2022	2021	2022	2021
Net cash (outflows) / inflows from operating activities	$(6,228)	$51,590	$1,373,219	$92,600
Capital Expenditure	(24,962)	(22,914)	(69,693)	(61,535)
Cash paid for interest	19,010	6,933	63,620	62,797
Payments relating to Restructuring and other costs	8,732	8,035	28,868	12,215
Movement in Customer Accounts and other restricted cash	109,967	26,508	(1,189,690)	127,199
Free Cash Flow	$106,519	$70,152	$206,324	$233,276
Adjusted EBITDA	95,470	106,405	302,390	338,439
Free Cash Flow Conversion	112%	66%	68%	69%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2022	2021	2022	2021
Revenue	$365,988	$353,585	$1,112,569	$1,115,352
Cost of services (excluding depreciation and amortization)	151,810	144,852	457,900	451,667
Depreciation and amortization	66,088	61,832	199,096	197,408
Gross Profit (1)	$148,090	$146,901	$455,573	$466,277
Depreciation and amortization	66,088	61,832	199,096	197,408
Gross Profit (excluding depreciation and amortization)	$214,178	$208,733	$654,669	$663,685

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2022	2021	2022	2021
Net income / (loss) attributable to the Company	$978	$(147,200)	$(1,828,944)	$(201,250)
Other non operating income, net (1)	(39,802)	(98,036)	(103,821)	(187,302)
Impairment expense on goodwill and intangible assets	4,036	322,210	1,886,223	324,145
Accelerated amortization of debt fees (2)	—	—	—	62,262
Amortization of acquired assets (3)	41,479	45,005	127,028	145,368
Restructuring and other costs	6,443	14,833	60,636	22,321
Loss / (gain) on disposal of subsidiaries and other assets, net	699	—	1,359	(28)
Share based compensation expense	13,542	8,713	45,248	92,830
Discrete tax items (4)	4,663	(6,623)	11,639	15,677
Income tax benefit on non-GAAP adjustments (5)(6)	(2,886)	(99,502)	(95,414)	(140,421)
Adjusted net income attributable to the Company (6)	$29,152	$39,400	$103,954	$133,602

(in millions)
Weighted average shares - diluted	728.0	723.7	725.7	723.7
Adjusted diluted impact	—	0.1	1.4	0.3
Adjusted weighted average shares - diluted	728.0	723.8	727.1	724.0

(1)
Other non operating (income) /expense, net primarily consists of income and expenses outside of the Company's operating activities, including fair value gain on derivative instruments, fair value gain on warrant liabilities and (gain) / loss on contingent consideration payable and receivables and gain on foreign exchange. For the three months and nine months ended September 30, 2022, this item includes the gain on the repurchase of secured notes.
(2)
Accelerated amortization of debt fees represents the non-cash amortization of debt fees relating to the refinancing and debt reduction in 2021.
(3)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(4)
Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(5)
Income tax benefit on non-GAAP adjustments reflects the tax impact of the non-GAAP adjustments to net (loss)/income attributable to the Company to calculated adjusted net income.
(6)
Upon further review of the adjustments to adjusted net income, amounts for the nine months ended September 30, 2021 have been updated from amounts previously presented for the six months ended June 30, 2021 to account for the tax impact related to accelerated debt fees.

Adjusted Net Income per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$29,152	$39,400	$103,954	$133,602
Adjusted net income attributable to the Company - diluted	$29,152	$39,400	$103,954	$133,602
Denominator (in millions)
Weighted average shares – basic	727.1	723.7	725.7	723.7
Adjusted weighted average shares – diluted (1)	728.0	723.8	727.1	724.0
Adjusted net income per share attributable to the Company
Basic	$0.04	$0.05	$0.14	$0.18
Diluted	$0.04	$0.05	$0.14	$0.18

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three and nine months ended September 30, 2022 and September 30, 2021 has been adjusted to include the dilutive effect of the Company's restricted stock awards.